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                         [SOUTHDOWN LOGO APPEARS HERE]

                                October 5, 2000

Dear Shareholder:

   I am pleased to inform you that Southdown, Inc. ("Southdown") has entered into a merger agreement with Cemex, S.A. de C.V. ("Cemex"), pursuant to which an indirect subsidiary of Cemex has today commenced a tender offer to purchase all of the outstanding shares of Southdown Common Stock for $73.00 per share in cash. The tender offer is conditioned upon, among other things, the tender of at least two-thirds of the outstanding shares of Southdown Common Stock on a fully diluted basis, regulatory approvals, and certain consents. The tender offer will be followed by a merger in which each share of Southdown Common Stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

   Southdown's Board of Directors has unanimously determined that the Merger Agreement, the tender offer and the merger are fair to and in the best interests of Southdown's shareholders, and unanimously recommends that Southdown's shareholders accept the Cemex offer and tender their shares of Southdown Common Stock in that offer.

   In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of the Company's financial advisor, Lehman Brothers Inc., that, as of the date of the opinion, the consideration to be received by the holders of Southdown Common Stock in the offer and the merger is fair from a financial point of view to such holders. A copy of the written opinion of Lehman Brothers Inc., which sets forth the assumptions made, procedures followed and matters considered by Lehman Brothers Inc. in rendering its opinion, can be found in Annex I to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

   Enclosed are the Cemex Offer to Purchase, dated October 5, 2000, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusion and contains other information relating to the tender offer. Your Board urges you to consider this information carefully and recommends that you tender your shares.

                                          /s/ Clarence C. Comer
                                          Clarence C. Comer
                                          President and Chief Executive
                                           Officer